UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒                      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐                        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission file number 1-7685

AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

AVERY DENNISON CORPORATION

207 Goode Avenue

Glendale, California  91203

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

FISCAL YEAR 2015 ANNUAL REPORT ON FORM 11-K

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions as of December 31, 2015	10

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015	11

Signatures	14

Exhibit:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator of

Avery Dennison Corporation Employee Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Avery Dennison Corporation Employee Savings Plan (the “Plan”) at December 31, 2015 and December 31, 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Plan’s management changed the manner in which it accounts for certain investments in 2015.

The supplemental schedule of delinquent participant contributions for the year ended December 31, 2015 and schedule of assets (held at end of year) at December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedules are the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the schedule of delinquent participant contributions and the schedule of assets (held at end of year) are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/  PricewaterhouseCoopers LLP

Los Angeles, California

June 22, 2016

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN
___________________________

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
(In millions)	2015	2014
ASSETS
Investments, at fair value	$663.9	$665.0
Fully benefit-responsive investment contracts, at contract value	110.6	118.6
Receivables:
Notes receivable from participants	18.2	18.3
Other receivables	1.1	1.2

Total assets	793.8	803.1

LIABILITIES
Other payables	.3	.4

Total liabilities	.3	.4

Net assets available for benefits	$793.5	$802.7

See Notes to Financial Statements

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN
___________________________

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In millions)	2015
Additions:
Investment income:
Interest income	$2.1
Dividend income	6.5
Net appreciation in fair value of investments	22.8
Net investment income	31.4

Interest on notes receivable from participants	.7

Contributions:
Participant contributions	30.0
Employer contributions	20.3
Total contributions	50.3

Total additions	82.4

Deductions:
Benefits paid to participants	(91.0)
Administrative expenses	(.6)

Total deductions	(91.6)

Net decrease in net assets available for benefits	(9.2)

Net assets available for benefits:
Beginning of year	802.7
End of year	$793.5

See Notes to Financial Statements

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

___________________________

NOTES TO FINANCIAL STATEMENTS

1.       Summary Description of the Plan

The following description of the Avery Dennison Corporation Employee Savings Plan (the “Plan”) is provided for financial reporting purposes only. For information regarding the terms and conditions of the Plan for benefit purposes, participants should refer to the Plan document.

General

The Plan covers eligible U.S. employees of Avery Dennison Corporation (the “Company”), the Plan Sponsor and Plan Administrator. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is a “safe harbor 401(k) plan” under the Internal Revenue Code (“IRC”).

Employer Contributions

The Company contribution consists of an automatic contribution equal to three percent of an eligible employee’s eligible compensation regardless of his or her contributions to the Plan, and a matching contribution of 50 percent of the first six percent of eligible compensation that is contributed by an eligible employee each pay period.

An additional Plan feature provides an annual “true-up” Company contribution to ensure that participants receive the maximum Company matching contribution for which they are eligible. At the end of each year, the maximum Company matching contribution is calculated using the participant’s annualized average contribution percentage. If the participant’s actual Company matching contribution received for the year is less than the maximum Company matching contribution, then the difference is deposited as a lump sum into the eligible participant’s account as soon as administratively feasible following the Plan year end.

Company contributions may be made in Company stock or cash, at the Company’s option. Cash contributions are invested according to participant elections on file. If contributions are made in the form of Company stock, the shares are automatically exchanged for cash, with the proceeds thereafter invested according to participant elections on file.

Participant Contributions

Eligible employees are automatically enrolled in the Plan with a six percent pre-tax contribution rate after 30 days of employment, unless the employee affirmatively elects not to participate. Participants direct the investment of their contributions into available investment options offered under the Plan. If a participant does not make an investment election for his or her contributions, the contributions are invested in the qualified default investment alternative under the Plan.

All participants can contribute any whole percentage (up to 100 percent less payroll deductions) of their eligible earnings as pre-tax contributions and between one to 25 percent of their eligible earnings as after-tax contributions, in each case subject to applicable Internal Revenue Service (“IRS”) contribution limits. Participants can make one election that covers their regular pre-tax contributions and, if eligible, their catch-up contributions, subject to applicable IRS contribution limits.

At the start of each calendar year, participants’ contributions will default to their pre-tax contribution election on file. A pre-tax contribution election automatically switches to an after-tax contribution election (referred to as the “spillover feature”) once a participant reaches his or her IRS annual pre-tax contribution limit during a calendar year, which remains in effect for the remainder of the year. Participants have the opportunity to “opt out” of the automatic spillover feature and stop their employee contributions once they reach the IRS annual pre-tax contribution limit for the year.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and earnings on all such contributions. The participant’s entire benefit from the Plan is provided from the participant’s vested account balance.

Rollovers

Eligible employees are permitted to contribute eligible rollover distributions into the Plan, including direct rollovers.

Vesting and Forfeitures

Employee contributions and earnings thereon are immediately 100 percent vested. Company contributions and earnings thereon are 100 percent vested after two years of service. Vesting in Company contributions can occur as of an earlier date upon a participant’s death or 65th birthday or if the Plan is terminated or discontinued, provided that the participant is an employee at that time. In addition, participants who die while performing qualified military service are fully vested in their Company contributions (and earnings) in the Plan.

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

___________________________

NOTES TO FINANCIAL STATEMENTS

If a participant’s employment terminates prior to vesting, all Company contributions and earnings thereon are forfeited, and may be used to pay administrative expenses of the Plan or offset future Company contributions. The amounts of forfeitures used to offset Company contributions and pay administrative expenses of the Plan were $.4 million and $.3 million, respectively, for the year ended December 31, 2015. The amounts of forfeitures available to pay administrative plan expenses and offset future contributions as of December 31, 2015 and December 31, 2014 were $.5 million and $.6 million, respectively.

Payment of Benefits

Participants generally may withdraw or make rollover contributions from their vested account balance when they retire or terminate employment with the Company. Participants may make hardship withdrawals, withdrawals at age 59 ½, and certain other withdrawals from specified vested accounts during their employment, subject to legal and/or Plan restrictions and requirements.

Notes Receivable from Participants

Participants have the right, subject to certain limitations and requirements, to borrow from certain accounts. In general, loans cannot exceed 50 percent of the participant’s vested account balance at the time the loan is made and must bear reasonable interest rates commensurate with interest rates charged by persons in the business of lending money for loans made under similar circumstances. At the time that each loan is made, the interest rate is established as of the first day of each plan quarter and fixed at a rate equal to the prime rate (as published by Reuters) plus one percent. Each loan is an asset of the applicable participant’s account on the date of borrowing. The loan must be repaid within five years, unless the loan is for the purchase of a principal residence, in which case the loan term may be five, ten, or 15 years, as elected by the participant. Interest payments are credited to the applicable participant’s account.

Administrative Expenses

Investment management fees and certain administrative expenses are paid by the Plan, as permitted by law. All other administrative expenses of the Plan are paid by the Company.

Plan Termination

The Company currently intends to continue the Plan. However, the Company reserves the right to change, amend, terminate or discontinue the Plan at any time, subject to applicable laws and regulations. In the event of Plan termination, each affected participant would become 100 percent vested in his or her Company contributions and all of the assets in participant accounts would be distributed to the participants (or their beneficiaries).

2.       Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued guidance on disclosures for investments in certain entities that calculate net asset value (“NAV”) per share or its equivalent. Under this amendment, investments for which fair value is measured at NAV using the practical expedient should not be categorized in the fair value hierarchy. We elected to early adopt this standard for the year ended December 31, 2015, which eliminated the requirement for us to categorize investments for which fair values are measured using the NAV per share in the Plan’s financial statements. Refer to the revised fair value disclosures in Note 4, “Fair Value Measurements.”

In July 2015, the FASB issued updated guidance to simplify certain aspects of investment disclosures of employee benefit plans as follows: (i) measure, present and disclose fully benefit-responsive contracts only at contract value and (ii) eliminate certain disclosure requirements. This guidance is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. We elected to early adopt this standard for the year ended December 31, 2015 retrospectively to all periods presented. Refer to the revised investment contract disclosures in Note 3, “Investment Contracts” and Note 4, “Fair Value Measurements.”

Risks and Uncertainties

The Plan’s assets are invested at participants’ discretion in various investment fund options available under the Plan. The value, liquidity, and related income of these securities are exposed to various risks, such as changes in interest rates, foreign currency exchange rates, credit quality, and volatility with respect to the holdings within individual funds, as well as to changes in global economic conditions, including real estate values, delinquencies and defaults, and the outlook and performance of financial markets.

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

___________________________

NOTES TO FINANCIAL STATEMENTS

It is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of net assets available for benefits and the reported amounts of changes in net assets available for benefits. Actual results could differ from these estimates.

Investment Contracts

Fully benefit-responsive investment contracts are measured at contract value in the Statements of Net Assets Available for Benefits because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Refer to Note 3, “Investment Contracts,” for more information.

Valuation of Investments

Fully benefit-responsive investment contracts are reported at contract value. Investments measured using NAV as a practical expedient are reported at fair value. Refer to Note 4, “Fair Value Measurements,” for more information.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses had been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance would be reduced and a benefit payment would be recorded.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income from other investments is accrued as earned.

Realized gains or losses on sales of securities are computed on an average cost basis. Unrealized appreciation or depreciation in the fair value of investments is the change in their fair value during the Plan’s fiscal year.

Net appreciation in the fair value of investments includes gains and losses on investments bought, sold and held during the year, and is reported in the Statement of Changes in Net Assets Available for Benefits.

Contributions

Participant and employer contributions are recorded on an accrual basis. Employer contributions are reported net of forfeiture credits used to offset contributions.

Benefit Payments

All benefits are payable from net assets available for benefits. Benefits are recorded when paid.

Subsequent Events

Management evaluated subsequent events through the date the financial statements were issued.

3.                     Investment Contracts

Included in the Plan’s investments is a fixed income fund that invests in fully benefit-responsive guaranteed investment contracts (“GICs”) issued and guaranteed by insurance companies or other financial institutions to transact all qualified participant withdrawals at a minimum of contract value (principal plus accrued interest).  Included in the fixed income fund are synthetic GICs , which are backed by a segregated portfolio of bonds or units of collective funds that are owned directly by the fund. Also included in the fixed income fund, is a separate account GIC, which is a GIC backed by segregated assets held in a separate account owned by the contract issuer.

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

___________________________

NOTES TO FINANCIAL STATEMENTS

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value, which represents contributions plus interest earned, less benefits paid and transfers to other funds. However, if one or all of the contracts were to be terminated prior to the expiration date and the Plan’s assets withdrawn, the amount received by the Plan could be less than the contract value under the relevant provisions of the agreements. Withdrawals and transfers resulting from certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts. These events include the following: (1) amendments to the Plan (including complete or partial Plan termination or merger with another plan); (2) competing fund transfers or violation of equity wash provisions; (3) any early retirement program, group termination, group layoff, facility closing, or similar program; (4) bankruptcy of the Company or other Company events that cause a significant withdrawal of assets from the Plan; and (5) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. In these instances, market value would likely be used to determine payouts to participants. In general, issuers may terminate the contract and settle at other than contract value due to changes in the qualification status of the Company or the Plan, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. At this time, the Company does not believe that the occurrence of any event that would limit the Plan’s ability to transact with participants at contract value is probable.

The following table reflects the contract value for each type of fully benefit-responsive investment contract:

	December 31,
(In millions)	2015	2014
Synthetic GICs	$105.7	$112.8
Separate account GIC	4.9	5.8
Total contract value, end of year	$110.6	$118.6

4.       Fair Value Measurements

Certain plan investments are valued based on a three-tier fair value hierarchy. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. Inputs to the valuation methodology for the three levels of the fair value hierarchy are described below:

Level 1    Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3    Unobservable and significant to the fair value measurement.

If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan recognizes transfers of assets or liabilities between fair value hierarchy levels at the end of the reporting period in which the transfers occur. There were no transfers of assets or liabilities between fair value hierarchy levels during the year ended December 31, 2015.

The following is a description of the valuation methodologies used for assets measured at fair value:

•            Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

•            Money market funds:  Valued at quoted market prices, which represent the NAV of shares held at year end.

•            Self-directed brokerage accounts: The money market fund and non-interest-bearing cash are valued at NAV. Mutual funds are valued at quoted market prices, which represent the NAV of shares held at year end.

•            Collective investment trusts: Valued at NAV per unit as a practical expedient. These investments are redeemable daily and settle within three days with no restrictions.

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

___________________________

NOTES TO FINANCIAL STATEMENTS

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

The following table sets forth Plan investments measured at fair value as of December 31, 2015:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Company common stock	$182.3	$182.3	$–	$–
Money market funds	7.2	7.2	–	–
Self-directed brokerage accounts	49.4	49.4	–	–
Total investments in the fair value hierarchy	$238.9	$238.9	$–	$–
Collective investment trusts(1)	425.0
Investments at fair value	$663.9

(1) Investments that are measured at fair value using NAV per share as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile to total plan investments at fair value.

The following table sets forth Plan investments measured at fair value as of December 31, 2014:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Company common stock	$173.7	$173.7	$–	$–
Money market funds	6.7	6.7	–	–
Self-directed brokerage accounts	39.0	39.0	–	–
Total investments in the fair value hierarchy	$219.4	$219.4	$–	$–
Collective investment trusts(1)	445.6
Investments at fair value	$665.0

(1) Investments that are measured at fair value using NAV per share as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile to total plan investments at fair value.

5.       Related Party Transactions

The Plan invests in shares of short-term investments and deposits managed by Fidelity Management Trust Company (“FMTC”). FMTC is the Custodian, Trustee, and Recordkeeper as defined by the Plan and, therefore, transactions related to these investments qualify as party-in-interest transactions. As of December 31, 2015 and 2014, the total market value of investments in funds managed by FMTC was $42 million and $36 million, respectively.

The Plan also invests in shares of Company common stock. The Company is the Plan Sponsor and Plan Administrator and, therefore, transactions related to these investments qualify as party-in-interest transactions. As of December 31, 2015 and 2014, the market value of investments in Company common stock was $182.3 million and $173.7 million, respectively. During the year ended December 31, 2015, the Plan purchased and sold Company common stock totaling $24.1 million and $49.8 million, respectively.

6.       Tax Status

The Plan received a determination letter dated July 2015 from the IRS indicating that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan remains designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and tax-exempt.

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

___________________________

NOTES TO FINANCIAL STATEMENTS

GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has concluded that, as of December 31, 2015 and December 31, 2014, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

7.       Concentration of Credit Risk

Included in the Plan’s investments is a fixed income fund in which the Plan directly owns the underlying investments. The fixed income fund invests primarily in a mix of medium-term investment contracts issued by insurance companies and banks with high credit ratings, and in professionally managed portfolios of high-grade, short- and medium-term fixed income securities. Although the fixed income fund contains a diversified portfolio, the ultimate performance of the fund is dependent upon the ability of the underlying parties to honor their obligations. The Plan, under investment management agreements, has entered into wrap contracts for a portion of the fixed income fund with insurance companies or financial institutions. Although the Plan may be exposed to losses in the event of nonpayment by insurance companies or financial institutions, it does not anticipate such losses.

8.       Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
(In millions)	2015	2014
Net assets available for benefits per the financial statements	$793.5	$802.7
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	.9	2.5
Net assets available for benefits per the Form 5500	$794.4	$805.2

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

(In millions)	2015
Net decrease in net assets available for benefits per the financial statements	$(9.2)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1.6)
Net decrease in net assets available for benefits per the Form 5500	$(10.8)

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

____________________________

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

For the year ended December 31, 2015

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-15
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$ 53,155 (1)	–	$ 53,155 (1)	–	–

(1)  In 2013 and 2014, certain participant contributions were not paid to the Plan’s trust within the time period prescribed by Department of Labor Regulation Section 2510.3-102(b). Although the Company intended to correct these by the end of each applicable year, corrections were not made until 2015.  Late contributions and interest were paid to the Plan’s trust in 2015, and the record keeper allocated these amounts to the applicable participants’ accounts. The Company filed or will file any necessary Form(s) 5330 – Return of Excise Taxes Related to Employee Benefit Plans with the IRS and pay any necessary excise tax, including any interest and penalties.

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

____________________________

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2015

(Dollars in millions, except par value amounts)

(a) (b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost **	(e) Value

Cash and Cash Equivalents
* Fidelity Institutional Money Market Government Portfolio	Mutual fund		$6.8
* Fidelity Money Market Trust Retirement Government Money Market II Portfolio	Mutual fund		.4
Total			7.2

* Self-directed Brokerage Accounts	Non interest-bearing cash, money market fund, and mutual funds		49.4

Separate Account Guaranteed Investment Contract
Voya	Contract 060328, Stepped maturity, 1.49%		4.9

Synthetic Guaranteed Investment Contracts
Voya Retirement Insurance and Annuity Company (Contract MCA-60247)
BlackRock 1-3 Year Credit Bond Index Fund	Collective fixed income fund		3.4
BlackRock 1-3 Year Government Bond Index Fund	Collective fixed income fund		2.5
BlackRock Asset-Backed Securities Index Fund	Collective fixed income fund		.6
BlackRock Commercial Mortgage-Backed Index Fund	Collective fixed income fund		2.2
BlackRock Intermediate Term Credit Bond Index Fund	Collective fixed income fund		8.0
BlackRock Intermediate Government Bond Index Fund	Collective fixed income fund		5.4
BlackRock Mortgage-Backed Securities Index Fund	Collective fixed income fund		6.8
BlackRock Long Term Government Bond Index Fund	Collective fixed income fund		.7
Wrap contract			.1
Total			29.7

Transamerica Premier Life Insurance (Contract MDA01159TR)
BlackRock 1-3 Year Credit Bond Index Fund	Collective fixed income fund		2.7
BlackRock 1-3 Year Government Bond Index Fund	Collective fixed income fund		2.0
BlackRock Asset-Backed Securities Index Fund	Collective fixed income fund		.5
BlackRock Commercial Mortgage-Backed Index Fund	Collective fixed income fund		1.8
BlackRock Intermediate Term Credit Bond Index Fund	Collective fixed income fund		6.4
BlackRock Intermediate Government Bond Index Fund	Collective fixed income fund		4.3
BlackRock Mortgage-Backed Securities Index Fund	Collective fixed income fund		5.5
BlackRock Long Term Government Bond Index Fund	Collective fixed income fund		.6
Wrap contract			.0
Total			23.8

Prudential (Contract GA 62338)
Prudential Core Conservative Intermediate Bond Fund	Collective fixed income fund		23.9
Wrap contract			.0
Total			23.9

Pacific Life Insurance Company (Contract G-27553.01.0001)
Abbvie Inc	Corporate bond, due 05/14/18, par $0.2, 1.8%		.2
Actavis Funding Scs	Corporate bond, due 03/12/20, par $0.2, 3%		.2
Actavis Inc	Corporate bond, due 10/01/22, par $0.1, 3.3%		.1
Amxca 2013-1 A Frn	Asset-backed security, due 02/16/21, par $0.5, 0.8%		.5
AT And T Inc	Corporate bond, due 06/30/20, par $0.2, 2.5%		.2
Bacct 2014-A1 A Frn	Asset-backed security, due 06/15/21, par $0.7, 0.7%		.7
Bank Of America Corp	Corporate bond, due 06/01/19, par $0.4, 7.6%		.4

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

____________________________

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2015

(Dollars in millions, except par value amounts)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost **	(e) Value

	Bank Of Nova Scotia Sr	Corporate bond, due 08/03/16, par $0.3, 2.2%		.3
	Cabmt 2014-1 A Frn	Asset-backed security, due 03/16/20, par $0.3, 0.7%		.3
	Cabmt 2014-2 A Frn	Asset-backed security, due 07/15/22, par $0.2, 0.8%		.2
	California St	Government bond, due 02/01/16, par $0.1, 1.1%		.1
	Cccit 2008-A2 A2	Asset-backed security, due 01/23/20, par $1.2, 1.6%		1.2
	Citigroup Inc	Corporate bond, due 10/26/20, par $0.4, 2.7%		.4
	Comet 2006-A3 A3	Asset-backed security, due 12/17/18, par $0.7, 5.1%		.7
	Comet 2007-A7 A7	Asset-backed security, due 07/15/20, par $0.2, 5.8%		.2
	Conocophillips Company	Corporate bond, due 11/15/21, par $0.3, 2.9%		.2
	Desert Sands Usd-B	Government bond, due 06/01/17, par $0.4, 1.5%		.4
	Devon Energy Corporation	Corporate bond, due 12/15/18, par $0.1, 2.3%		.1
	Duke Energy Car	Corporate bond, due 12/15/16, par $0.8, 1.8%		.8
	Emd Finance LLC	Corporate bond, due 03/19/18, par $0.2, 1.7%		.2
	Ensco Plc	Corporate bond, due 03/15/21, par $0.4, 4.7%		.3
	Fl Hurricane-Ser A	Government bond, due 07/01/20, par $0.5, 3%		.5
	Gemnt 2012-3 A	Asset-backed security, due 03/15/20, par $0.9, 0.8%		.9
	General Elec Cap Corp Frn	Corporate bond, due 04/15/20, par $0.7, 1.1%		.7
	General Elec Cap Corp Frn Sr Gmtn	Corporate bond, due 07/12/16, par $0.1, 1.3%		.1
	Georgia Power	Corporate bond, due 04/15/16, par $0.8, 3%		.8
	Goldman Sachs Group Inc	Corporate bond, due 09/15/20, par $0.4, 2.8%		.4
	Halliburton Co	Corporate bond, due 11/15/20, par $0.4, 2.7%		.3
	Hdmot 2014-1 A3	Asset-backed security, due 09/15/19, par $0.7, 1.1%		.7
	Hj Heinz Co (144A)	Corporate bond, due 07/02/18, par $0.3, 2%		.3
	HSBC USA Incorporated	Corporate bond, due 01/16/18, par $0.5, 1.6%		.5
	Il St	Government bond, due 03/01/19, par $0.1, 5.9%		.1
	Jpmorgan Chase & Co	Corporate bond, due 07/05/16, par $0.5, 3.2%		.5
	Kinder Morgan Inc/Delawa	Corporate bond, due 12/01/19, par $0.3, 3.1%		.3
	Mcgraw Hill Fin Inc	Corporate bond, due 08/15/18, par $0.1, 2.5%		.1
	Medtronic Inc	Corporate bond, due 03/15/20, par $0.4, 2.5%		.4
	Met Life Glob Funding I (144A) Frn	Corporate bond, due 07/15/16, par $0.2, 0.8%		.2
	Microsoft Corp	Corporate bond, due 11/03/20, par $0.2, 2%		.2
	Pacificorp	Corporate bond, due 07/15/18, par $0.4, 5.7%		.4
	Pajaro Vly Usd-B-Ref	Government bond, due 08/01/16, par $0.5, 1.4%		.5
	Philip Morris International Incorporated	Corporate bond, due 05/16/16, par $0.4, 2.5%		.4
	Rabobank Nederland Ny	Corporate bond, due 01/14/19, par $0.3, 2.3%		.2
	Rabobank Nederland Utrec	Corporate bond, due 01/19/17, par $0.5, 3.4%		.5
	Regl Transp Dist-A	Government bond, due 11/01/17, par $0.6, 2%		.6
	Standard Chartered Plc (144A)	Corporate bond, due 05/12/16, par $0.2, 3.2%		.2
	Standard Chartered Plc 144A	Corporate bond, due 09/08/19, par $0.5, 2.4%		.5
	State Street Bank Short Term Interest Fund	Short term investment, par $0.5, 0%		.5
	Statoil Asa	Corporate bond, due 01/17/18, par $0.1, 1.2%		.1
	Statoil Asa Frn	Corporate bond, due 05/15/18, par $0.1, 0.7%		.1
	Suncor Energy Inc	Corporate bond, due 06/01/18, par $0.6, 6.1%		.6
	Trans-Canada Pipelines	Corporate bond, due 11/09/17, par $0.5, 1.6%		.5
	U.S. Treasury Note	Government bond, due 04/30/17, par $1.2, 0.5%		1.2
	U.S. Treasury Note	Government bond, due 07/31/17, par $1.5, 0.6%		1.5
	U.S. Treasury Note	Government bond, due 03/31/20, par $0.8, 1.4%		.8
	U.S. Treasury Note	Government bond, due 07/31/20, par $2.6, 1.6%		2.6
	United Tech Corp	Corporate bond, due 06/01/17, par $0.2, 1.8%		.1
	U.S. Treasury Bill	Short term investment due 01/14/16, par $1.4, 0%		1.4
	Valet 2014-1 A3	Asset-backed security, due 10/22/18, par $0.7, 0.9%		.6

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

____________________________

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2015

(Dollars in millions, except par value amounts)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost **	(e) Value

	Wells Fargo Co	Corporate bond, due 05/08/17, par $0.7, 2.1%		.7
	Woart 2014-A A3	Asset-backed security, due 04/15/19, par $0.5, 0.9%		.5
	Wrap contract			.0
	Total			29.2

	Total fair market value of underlying assets			106.7

Common Stock
*	Avery Dennison Corporation	Common stock, 2,908,907 shares		182.3

Collective Investment Trusts
	Aon Hewitt Growth Fund	Collective investment trust		148.2
	Aon Hewitt Income Fund	Collective investment trust		8.7
	Aon Hewitt Inflation Strategy Fund	Collective investment trust		3.0
	LifePath® Index Retirement Non-Lendable Fund G	Collective investment trust		22.5
	LifePath® Index 2020 Non-Lendable Fund G	Collective investment trust		52.7
	LifePath® Index 2025 Non-Lendable Fund G	Collective investment trust		36.5
	LifePath® Index 2030 Non-Lendable Fund G	Collective investment trust		57.5
	LifePath® Index 2035 Non-Lendable Fund G	Collective investment trust		28.6
	LifePath® Index 2040 Non-Lendable Fund G	Collective investment trust		30.7
	LifePath® Index 2045 Non-Lendable Fund G	Collective investment trust		12.7
	LifePath® Index 2050 Non-Lendable Fund G	Collective investment trust		15.2
	LifePath® Index 2055 Non-Lendable Fund G	Collective investment trust		8.7
	Total			425.0

Total investments, at fair value				$775.4

*	Notes receivable from participants	Interest rates ranging between 4.25% - 9.5%, with varying maturities through 2030		$18.2

*	Indicates party-in-interest to the Plan for which a statutory exemption exists.
**	Cost information is not required under ERISA for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN

Date: June 22, 2016	By:	/s/ Mark Alders

Mark Alders
Vice President, Total Rewards
Avery Dennison Corporation